HFI HIGHBURY FINANCIAL INC.

Permanent Capital Solutions for Investment Managers

Acquisition of Balance of Equity of Aston Asset Management LLC

999 18th Street, Suite 3000
Denver, Colorado 80202
T: (303) 357-4802
F: (303) 893-2902

535 Madison Avenue, 19th Floor
New York, New York 10022
T: (212) 688-2341
F: (212) 688-2343

www.highburyfinancial.com

Forward-Looking Statement

The following slide show was furnished to the Securities and Exchange Commission (SEC) as part of a Current Report on Form 8-K filed by Highbury Financial Inc. (Highbury) with the SEC on August 11, 2009.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to Highbury's and Aston Asset Management LLC's (Aston) future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Highbury cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Highbury assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in Highbury's SEC filings and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and Highbury; (4) changing conditions in global financial markets generally and in the equity markets particularly, and decline or lack of sustained growth in these markets; (5) Highbury's business strategy and plans; (6) the introduction, withdrawal, success and timing of business initiatives and strategies; (7) the unfavorable resolution of legal proceedings and/or harm to Highbury's reputation; (8) fluctuations in customer demand; (9) management of rapid growth; (10) the impact of fund performance on redemptions; (11) changes in investors' preference of investing styles; (12) changes in or loss of sub-advisers; (13) the impact of increased competition; (14) the results of future financing efforts; (15) the impact of future acquisitions or divestitures; (16) the relative and absolute investment performance of Highbury's investment products; (17) investment advisory agreements subject to termination or non-renewal; (18) a substantial reduction in fees received from third parties; (19) Highbury's success in finding or acquiring additional investment management firms on favorable terms and consummating acquisitions of investment management firms; (20) the ability to retain major clients; (21) the ability to attract and retain highly talented professionals; (22) significant limitations or failure of software applications; (23) expenses subject to significant fluctuations; (24) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (25) the impact of capital improvement projects; (26) the extent and timing of any share or warrant repurchases; (27) the impact of changes to tax legislation and, generally, the tax position of Highbury; and and (28) expenses associated with the formation of the Special Committee and responding to initiatives of dissident stockholders.

Highbury's filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss these factors in more detail and identify additional factors that can affect forward-looking statements.

Overview of Aston Asset Management LLC

- Sub-advised investment management platform with $5.6 billion of total assets under management as of July 31, 2009

    - Includes $5.4 billion of mutual fund assets and approximately $140 million of separate account assets

    - Assets under management up from $3.5 billion as of December 31, 2008

- Premier group of institutional-quality sub-advisors

    - Relative investment performance has improved substantially over the last three years

    - 87% of mutual fund assets under management in funds rated four and five stars by Morningstar, Inc. as of June 30, 2009*

- Strong distribution network

    - 17 member sales and marketing team with relationships across the country

    - Selling agreements in place with more than 400 client intermediaries

    - $1.3 billion of net client inflows in first seven months of 2009

- Previously jointly owned by Highbury and Aston employees

    - Highbury owned 65% through Series A LLC Units

    - Aston's employees (8 individuals) owned 35% through Series B LLC Units ("B Units")

* Source: Morningstar, Inc. See page 10 for a description of the ranking methodology.

HFI HIGHBURY FINANCIAL INC.

Acquisition Overview

- Aston's revenue is allocated according to a revenue sharing arrangement
    - 28% of revenue is distributed to the owners of the business pro rata to ownership
        - 18.2% (65% of 28%) to Highbury (prior to transaction)
        - 9.8% (35% of 28%) to the Aston employees (prior to transaction)
    - 72% of revenue is retained in the business to pay the operating expenses

- Aston's annualized revenues from June 2009 were approximately $37.9 million
    - Implied annualized distribution to Highbury of $6.9 million
    - Implied annualized distribution to Aston's management team of $3.7 million

- Highbury has issued $22.5 million of 4% perpetual, contingently convertible preferred stock to the Aston employees in exchange for the B Units

- Based on annualized revenues from June 2009, Highbury has acquired $3.7 million of additional cash flow at an attractive price
    - Effective purchase price multiple of 6.1x acquired cash flow

Substantial Accretion to Highbury Stockholders

		Before Acquisition	After Acquisition	Change
Revenue share from Aston ($MM)	(1)	$6.9	$10.6	+ 53.8%
Adjusted EBITDA ($MM)	(2)	$4.5	$8.2	+ 82.0%
Net Income ($MM)	(3)	$2.8	$5.0	+ 82.0%
Cash Net Income ($MM)	(4)	$3.6	$6.4	+ 78.3%
Cash Net Income per Share	(5)	$0.40	$0.47	+ 19.3%

Notes:

(1) Distributions based on annualized Aston revenue from June 2009 of $37.9 million.

(2) Adjusted EBITDA is defined on page 7. Assumes Highbury operating expenses of $2.4 million for illustrative purposes, consistent with 2008 actual results. Excludes unusual expenses related to minority dissident shareholder activity, which cannot currently be estimated but could be substantial.

(3) Assumes an effective tax rate of 39.0%.

(4) Cash Net Income is defined on page 8. Assumes annual goodwill amortization, for income tax purposes, of $2.1 million and $3.5 million before and after the acquisition, respectively.

(5) Cash Net Income per Share is defined on page 9. Incorporates 9.1 million shares of common stock before the acquisition and an additional 4.5 million shares of common stock underlying the preferred stock, on an as-converted basis, after the acquisition. Excludes any potential dilution from 10.8 million warrants outstanding at July 31, 2009.

Additional Financial Benefits of the Transaction

- Increases Highbury's participation in Aston's growing revenues
  - Net client inflows of $1.3 billion during the first seven months of 2009
  - 54% increase in total assets under management since December 31, 2008

- Highly attractive terms of convertible preferred stock
  - $22.5 million of permanent capital
  - No principal amortization or maturity
  - No covenants
  - Current 4.0% annual dividend rate at $5.00 conversion price (6.6% pre-tax equivalent for comparison to debt financing). Default rate triggers if dividends not paid for two consecutive quarters, increasing over time up to a maximum of 16%
  - Dividend per share as converted equal to greater of current or future common stock dividend per share
  - Conversion premium of 15% to average common stock price for the 20-day period ending August 7, 2009
  - Limited redemption/conversion rights

Strategic Benefits of the Transaction

- Closely aligns the interests of Aston's employees with Highbury's shareholders

- Maintains all current restrictive covenants on Aston employees (non-compete, non-solicit, no hire, no bunching)

- Provides Aston employees direct participation in strategic decisions of Highbury
  - Eight individuals with deep understanding of Highbury's primary asset (Aston)
  - Right to elect 25% of the board of directors
    - Have initially elected Stuart D. Bilton, Aston's Chairman & CEO, and Kenneth C. Anderson, Aston's President
    - Messrs. Bilton and Anderson and each member of the Aston team have significant experience growing and managing investment management businesses
  - Right to cast 25% of the votes on a merger, sale of assets, dissolution or amendment to Highbury's certificate of incorporation

- Allows Highbury to redeem the convertible preferred stock upon a sale event of Highbury
  - Highbury previously had no such right with respect to the B Units

- Conversion features specify economic participation of preferred stock holders upon a change of control or sale event of Highbury

Strategic Benefits of the Transaction

- To achieve the strategic benefits of the transaction, Highbury granted Aston employees certain rights which they did not previously have, including the following:

  - Each year, beginning on April 20, 2011, they may convert 10% of their shares of preferred stock into shares of common stock (but no more than 50% of their preferred shares in total) and resell those shares, subject to a limited right of first offer in favor of Highbury.

  - Following a change of control of Highbury, they may either convert their shares of preferred stock into shares of common stock or require Highbury to redeem their shares of preferred stock at an aggregate price equal to the greater of $22.5 million (plus accrued and unpaid dividends) or the product of (i) five; (ii) the annualized cash flow of Highbury; and (iii) 35% (which represents the minority interest in Aston acquired by Highbury in the transaction);

  - Following the death, disability or termination of employment of an Aston employee without cause, as well as a change of control of Highbury, the employee may be able to realize the full value of his shares of preferred stock prior to April 20, 2011.   After April 20, 2011, an employee may realize full for his preferred stock even if terminated for cause.

Disclosure – Adjusted EBITDA

As supplemental information, we provide information regarding Adjusted EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. Adjusted EBITDA means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) interest expense, plus (d) depreciation, plus (e) other non-cash expenses, plus (f) income tax expense. This definition of Adjusted EBITDA is consistent with the definition of EBITDA used in our credit facility. Adjusted EBITDA, as calculated by us, may not be consistent with computations of Adjusted EBITDA by other companies. As a measure of liquidity, we believe that Adjusted EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. We provide this non-GAAP measure because our management uses this information when analyzing the Company's financial position. The following table provides a reconciliation of net income to Adjusted EBITDA.

	Before Acquisition	After Acquisition
Net Income ($MM)	$2.8	$5.0
Income Taxes ($MM)	1.7	3.2
Adjusted EBITDA ($MM)	$4.5	$8.2

Disclosure – Cash Net Income

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, GAAP net income. Cash net income means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) deferred taxes related to intangible assets, plus (d) affiliate depreciation, plus (e) other non-cash expenses. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to the acquisition of our interest in our affiliated investment management firm. Cash Net Income is not a measure of financial performance under GAAP and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Cash Net Income is used by our management and board of directors as a performance benchmark.

Since our acquired assets do not generally depreciate or require replacement by us, and since they generate deferred tax expenses that are unlikely to reverse, we add back these non-cash expenses to Net Income to measure operating performance. We will add back amortization attributable to acquired client relationships because this expense does not correspond to the changes in value of these assets, which do not diminish predictably over time. The portion of deferred taxes generally attributable to intangible assets (including goodwill) that we do not amortize but which generates tax deductions is added back, because these accruals would be used only in the event of a future sale of Aston or an impairment charge. We will add back the portion of consolidated depreciation expense incurred by Aston because under Aston's operating agreement we are not required to replenish these depreciating assets. We also add back expenses that we incur for financial reporting purposes for which there is no corresponding cash expense because such expenses cause our Net Income to be understated relative to our ability to generate cash flow to service debt, if any, finance accretive acquisitions, and repurchase securities, if appropriate. The table on the following page provides a reconciliation of net income to Cash Net Income.

Disclosure – Cash Net Income per Share

Cash Net Income per share represents Cash Net Income divided by the diluted average shares outstanding. In this calculation, the potential share issuance in connection with our warrants is measured using a treasury stock method. Under this method, only the net number of shares of common stock equal to the value of the warrants in excess of the exercise price, if any, is deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are exercised. This method does not take into account any increase or decrease in our cost of capital in an assumed exercise. The following table page provides a reconciliation of net income to Cash Net Income and the inputs for the calculation of Cash Net Income per share.

	Before Acquisition	After Acquisition
Net Income ($MM)	$2.8	$5.0
Intangible-Related Deferred Taxes ($MM)	0.8	1.4
Cash Net Income ($MM)	$3.6	$6.4
Weighted Average Shares Outstanding	9,085,035	13,585,035

Disclosure – Morningstar, Inc.

Source of data on page 2 is Morningstar, Inc. Past performance is no guarantee of future results. For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted-average of the performance figures associated with its 3-, 5-and 10-year (if applicable) Morningstar Rating metrics.



Permanent Capital Solutions for Investment Managers

R. Bruce Cameron, CFA

T: (212) 688-2349

F: (212) 688-2343

bcameron@highburyfinancial.com

Richard S. Foote, CFA

T: (212) 688-2341

F: (212) 688-2343

rfoote@highburyfinancial.com

R. Bradley Forth, CFA

T: (303) 357-4802

F: (303) 893-2902

bforth@highburyfinancial.com